UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: January 15, 2004

(Date of earliest event reported)

SLC Student Loan Receivables I, Inc.
SLC Student Loan Trust-I
(Exact name of registrant as specified in its charter)

SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and Series 2002-2
(Name of Issue)

Delaware		04-3598719
Delaware	333-75952	04-6959982
(States of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Nos.)

750 Washington Boulevard	
Stamford, Connecticut	06901
Address of principal executive office	(Zip Code)

(203) 975-6923
(203) 975-6112
Registrant's Telephone Number, including area code

(Former name, former address and former fiscal year, if changed since last report)

ITEM 5.   Other Events

See Exhibit 99.1 for the monthly statement and Exhibit 99.2 for the Servicer Certificate hereto distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2.

ITEM 7.   Financial Statements and Exhibits

        (c) Exhibits furnished in accordance with Item 601(a) of Regulation S-K

Exhibit No.	Description
99.1	Monthly statement distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the period ended December 31, 2003.
99.2	Servicer Certificate distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the period ended December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By: THE STUDENT LOAN CORPORATION, AS
SERVICER

Date: January 16, 2004

By: /s/ Steven J. Gorey
Name: Steven J. Gorey
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Monthly statement distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the period ended December 31, 2003.
99.2	Servicer Certificate distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the period ended December 31, 2003.

Exhibit 99.1

SLC Student Loan Trust – I
Statement to Note Holders
As of and for the period ended December 31, 2003

Pursuant to Section 11.04 of the Trust Indenture, the following is provided to the trustee by the issuer. The information shown below has not been independently verified, however is believed to be accurate to the best of the issuer's knowledge.

(a) The amount of payments with respect to each Class paid with respect to principal during December 2003;

Class	Principal Paid
A-1	$400,000.00
A-2	$500,000.00
A-3	$500,000.00
A-4	$550,000.00
A-5	$800,000.00
A-6	$800,000.00
A-7	$800,000.00
B-1	$0.00
B-2	$0.00

(b) The amount of payments with respect to each Class paid with respect to interest during December 2003;

Class	Interest Paid
A-1	$46,730.19
A-2	$47,169.59
A-3	$48,006.92
A-4	$51,589.59
A-5	$52,024.96
A-6	$51,575.04
A-7	$52,853.76
B-1	$14,231.30
B-2	$9,236.50

(c) The amount of payments allocable to any Noteholders' Auction Rate Interest Carryover (for each Class of Auction Rate Notes only), together with any remaining outstanding amount of each thereof;

	Interest Carryover
Auction Rate Notes	$0.00

(d) The principal balance of financed student loans as of December 31, 2003;

Principal Balance of Financed Student Loans	$414,475,837.56

(e) The aggregate outstanding amount of the Notes of each Class as of December 31, 2003, after giving effect to payments allocated to principal reported under clause (a) above;

Class	Principal Outstanding
A-1	$52,775,000.00
A-2	$53,175,000.00
A-3	$53,175,000.00
A-4	$57,625,000.00
A-5	$58,400,000.00
A-6	$58,400,000.00
A-7	$58,400,000.00
B-1	$15,250,000.00
B-2	$10,150,000.00

(f) The interest rate for the applicable Class of Notes with respect to each payment referred to in clause (b) above, indicating whether such interest rate is calculated based on the Net Loan Rate or based on the applicable Auction rate (for each Class of the Auction Rate Notes only) as of December 31, 2003;

Class	Calculation Method *(Actual Method in Bold)*	
	Net Loan Rate	Auction Rate
A-1	N/A	**1.2000%**
A-2	N/A	**1.1600%**
A-3	N/A	**1.2200%**
A-4	N/A	**1.2000%**
A-5	N/A	**1.2000%**
A-6	N/A	**1.1900%**
A-7	N/A	**1.2400%**
B-1	N/A	**1.3000%**
B-2	N/A	**1.2400%**

(g) The amount of the Servicing Fees paid by the Trust during December 2003;

Servicing Fees *	$85,065.04

(h) The amount of the Administration Fee, Broker/Dealer Fee, Auction Agent Fee and Trustee Fee, paid by the Trust during December 2003;

Administration Fee *	$2,562.20
Broker/Dealer Fee	$81,997.23
Auction Agent Fee	$16,897.50
Trustee Fee	$0.00

* Amount reflects payments for November and December

(i) The amount of Net Losses, if any, during December 2003 and any recoveries of principal and interest received during December 2003 relating to the financed student loans for which Net Losses were previously allocated;

Net Losses	$8,925.96
Recoveries	$0.00

(j) The amount of the payments attributable to amounts in the Reserve Fund, the amount of any other withdrawals from the Reserve Fund during December 2003 and the balance of the Reserve Fund as of December 31, 2003;

	Payments	**Withdrawals**	**Balance**
Reserve Fund	$4,473.02	$0.00	$5,799,350.73

(k) The portion, if any, of the payments attributable to amounts on deposit in the Acquisition Fund;

The portion of payments attributable to the Acquisition Fund	$0.00

(l) The aggregate amount, if any, paid by the Trustee to acquire eligible loans from amounts on deposit in the Acquisition Fund during December 2003;

	Principal	**Interest**	**Premium**
Loan Acquisitions	$0.00	$0.00	$0.00

(m) The amount remaining in the Acquisition Fund that has not been used to acquire eligible loans and is being transferred for the redemption of the Notes;

Transfers from Acquisition Fund for the Redemption of the Notes	$0.00

(n) The aggregate amount, if any, paid for financed student loans purchased from the Trust during December 2003,

Loans sold from the Trust (principal, interest, and premium)	$0.00

(o) The number and principal amount of the financed student loans, as of December 31, 2003, that are (i) 31 to 60 days delinquent, (ii) 61 to 90 days delinquent, (iii) 91 to 120 days delinquent, (iv) more than 120 days delinquent and (v) for which claims have been filed with the appropriate Guaranty Agency and which are awaiting payment;

Delinquencies	Number of Loans	Principal Outstanding	% of Total Principal Outstanding
31 – 60 days	447	$8,135,641.62	2.0%
61 – 90 days	172	$3,095,193.08	0.7%
91 – 120 days	116	$2,540,676.81	0.6%
121 – 150 days	81	$1,355,183.99	0.3%
151 – 180 days	53	$796,733.05	0.2%
181 – 210 days	49	$873,604.17	0.2%
211 – 240 days	49	$796,711.09	0.2%
241 – 270 days	0	$0.00	0.0%
Claims to be filed	67	$1,466,129.83	0.4%
Claims filed	44	$719,807.36	0.2%

(p) The total Value of the Trust Estate and the outstanding principal amount of the Notes as of December 31, 2003.

Assets	
Cash & Cash Equivalents	$3,226,377.10
Student Loan Receivables	$414,475,837.56
Reserves	$5,799,350.73
Other Loan Receivables	$3,975,181.46
Total Assets	$427,476,746.85
Liabilities	
Class A-1	$52,775,000.00
Class A-2	$53,175,000.00
Class A-3	$53,175,000.00
Class A-4	$57,625,000.00
Class A-5	$58,400,000.00
Class A-6	$58,400,000.00
Class A-7	$58,400,000.00
Class B-1	$15,250,000.00
Class B-2	$10,150,000.00
Accrued Liabilities	$646,842.88
Total Liabilities	$417,996,842.88
Parity Ratio (Notes Only)	102.43%
Parity Ratio (All Liabilities)	102.27%
Parity Ratio (Senior Liabilities)	109.06%

(q) The number and percentage by dollar amount of (i) the rejected federal reimbursement claims for financed student loans, (ii) the financed student loans in forbearance and (iii) the financed student loans in deferment as of December 31, 2003.

Delinquencies	Number of Loans	Principal Outstanding	% of Total Principal Outstanding
Rejected Claims	0	$0.00	0.0%
Loans in Forbearance	1,268	$27,799,264.15	6.7%
Loans in Deferment	2,476	$46,188,542.56	11.1%

A copy of the statements referred to above may be obtained by any Note Holder by a written request to the Trustee, addressed to its Corporate Trust Office.

Exhibit 99.2

Servicer Certificate

Deutsche Bank Trust Company Americas
Attention: Peter Becker
280 Park Avenue
New York, NY 10017

As an officer of The Student Loan Corporation, the master servicer of SLC Student Loan Trust-I, I hereby certify that the information provided in the monthly report to holders of SLC Student Loan Asset Backed Notes Series 2002-1 and 2002-2 for the period ended December 31, 2003 is accurate to the best of my knowledge.

Name (Print):   Steven J. Gorey
VP, Chief Financial Officer
The Student Loan Corporation
750 Washington Blvd., 9th Floor
Stamford, CT 06901
(203)975-6237

Signature: /s/ Steven J. Gorey   Date: January 15, 2004